Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,
	2010		2011		2012		2013		2014

Earnings Before Income Taxes	$11,336,300		$67,446,792		$115,286,396		$84,834,650		$263,112,945
Add:
Fixed Charges	655,116		1,006,306		19,819,598		38,688,300		46,517,384
Subtract:
Capitalized Interest	59,711		405,984		5,929,473		5,976,981		4,409,544

Total Earnings Before Fixed Charges	11,931,705		68,047,114		129,176,521		117,545,969		305,220,785

Fixed Charges
Interest Expense	583,376		585,982		13,874,909		32,709,056		42,105,676
Capitalized Interest	59,711		405,984		5,929,473		5,976,981		4,409,544
Estimated Interest Component of Rent	12,029		14,340		15,216		2,263		2,164

Total Fixed Charges	655,116		1,006,306		19,819,598		38,688,300		46,517,384

Ratio of Earnings to Fixed Charges(1)	18.2	x	67.6	x	6.5	x	3.0	x	6.6	x
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(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.